06008533

SECURI... ...MISSION
...ngton, D.C. 20549

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SEC FILE NUMBER
8- ~~39916~~ 48909

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bedminster Financial Group Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1851 Holicong Road
(No. and Street)

New Hope	PA	18938
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert VanPelt — 215 794-9016
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James G. CPA
(Name — *if individual, state last, first, middle name*)

207 Buck Road, Suite 1C	Holland	PA	18966
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert VanPelt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bedminster Financial Group Ltd., as of December 31, 192005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARIAL SEAL
Victoria L. Child, Notary Public
Buckingham Twp., Bucks County
My commission expires November 24, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control Structure Required by SEC Rule 17A-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEDMINSTER FINANCIAL GROUP LTD.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Bedminster Financial Group Ltd.
New Hope, Pennsylvania

I have audited the accompanying statement of financial condition of Bedminster Financial Group Ltd. (a Delaware corporation) as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bedminster Financial Group Ltd. at December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James Pirolli

February 18, 2006

BEDMINSTER FINANCIAL GROUP LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$ 2,633
Funds held by clearing broker	15,138
Deposit with clearing broker	25,000
Commissions receivable	1,479
Prepaid expenses	5,670
Furniture, equipment, and improvements, at cost, less accumulated depreciation of $100,477 (Note 2)	22,821
Deferred tax asset	16,250
Total Assets	$ 88,991

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 12,810
Due to clearing broker	15,086
Income tax payable	700
Total Liabilities	28,596
STOCKHOLDERS' EQUITY	
Common stock, $.001 par value,100,000 shares authorized, 100 shares issued, 90 shares outstanding	-
Additional paid-in capital	1,053,687
Accumulated deficit	(983,292)
Treasury stock, 10 shares at cost	(10,000)
Total Stockholders' Equity	60,395
Total Liabilities and Stockholders' Equity	$ 88,991

The accompanying notes are an integral part of these financial statements.

BEDMINSTER FINANCIAL GROUP LTD.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commission	$ 64,350
Interest income and miscellaneous income	14,165
Insurance and annuity income	206,587
Private placement fees	31,081
Consulting fees	313,790
Total revenues	629,973
EXPENSES	
Trading and clearing expenses	20,950
Officer's compensation	13,542
Office salaries	10,962
Employee benefits	7,161
Payroll tax expense	2,424
Sales and travel expenses	62,615
Regulatory fees and expenses	7,095
Bank service charges	340
Rent	84,599
Licenses, dues and fees	935
Office and postage	10,750
Telephone and telecommunications	10,679
Utilities	10,199
Insurance	1,263
Professional services	11,743
Outside services	48,024
Commission expense	317,036
Director fees	4,823
Depreciation expense	1,339
Repairs and maintenance	430
Education and training expense	10,382
Gifts	3,068
Interest expense	347
Total Expenses	640,706
Net Loss Before Income Tax Benefit and Provision for Income Tax Expense	(10,733)
Income Tax Benefit	1,250
Provision For Income Tax Expense	(700)
Net Loss	$(10,183)

The accompanying notes are an integral part of these financial statements.

BEDMINSTER FINANCIAL GROUP LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
Balances at December 31, 2004	$ -	$1,053,687	$(973,109)	$(10,000)	$70,578
Net loss for year ended December 31, 2005	-	-	(10,183)	-	(10,183)
Balances, December 31, 2005	$ -	$1,053,687	$(983,292)	$(10,000)	$60,395

The accompanying notes are an integral part of these financial statements.

BEDMINSTER FINANCIAL GROUP LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$(10,183)
Adjustments to Reconcile Net Loss to Net Cash provided by Operating Activities:	
Depreciation	1,339
(Increase) decrease in	
Commissions receivable	2,453
Prepaid expenses	1,315
Deferred tax asset	(1,250)
Increase in	
Accounts payable and accrued expenses	5,602
Due to clearing broker	3,544
Net Cash Provided by Operating Activities	2,820
Net Increase in Cash and Equivalents	2,820
CASH AND CASH EQUIVALENTS, beginning of year	39,951
CASH AND CASH EQUIVALENTS, end of year	$42,771

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for interest	$347

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization
Bedminster Financial Group Ltd. (formerly known as Prime Core, Inc.) is an introducing broker-dealer clearing accounts on a fully disclosed basis through Pershing, a Division of Donaldson, Lufkin & Jenrette Securities Corporation. The Firm operates under (k)(2)(ii) Exemption to Securities and Exchange Commission Rule 15c3-3 and does not carry or clear customer accounts. The Company is also involved in financial planning for individuals and small corporations.

Revenue Recognition
Customers' securities transactions and related expenses are recorded on a settlement date basis. Commissions receivable include 12-B-1 fee income on mutual fund transactions occurring in 2005 but not received until 2006. These commissions, net of related expense to commissioned representatives, have been categorized as a non-allowable asset for the computation of net capital per SEC Rule 15c3-1. Commissions, private placement fees, and related clearing expenses are recorded on a trade date basis as security transactions occur. Consulting fees are recognized when earned per agreement terms.

Cash and Equivalents
For purpose of the statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less.

Deposit at Clearing Broker
A minimum required deposit of $25,000 is to be maintained with Pershing per the clearing agreement. This deposit is considered as cash and equivalents for the statement of cash flows purposes.

Furniture, Fixtures and Equipment
Depreciation of furniture, fixtures and equipment is computed using both straight-line and accelerated methods with estimated useful lives of five to seven years. Leasehold improvements are amortized over thirty-nine years, straight-line method. Repairs and maintenance which do not extend the useful lives of the related assets are expensed as incurred.

Income Taxes
Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they related. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements at cost, less accumulated depreciation and amortization, consists of the following:

Furniture and fixtures	$ 60,697
Equipment	37,436
Leasehold improvements	25,165
Subtotal	123,298
Less accumulated depreciation and amortization	(100,477)
Total	$ 22,821

Depreciation expense charge to operations was $1,339 in 2005.

(3) RELATED PARTY TRANSACTIONS

The company leases office space on a month-to-month basis from its majority shareholder. Rent expense of $84,599 was paid to the shareholder for the year ended December 31, 2005.

(4) INCOME TAXES

The income tax provision and benefit is comprised of the following for the year ended December 31, 2005:

	Federal	State	Total
Current Expense	-	$700	$ 700
Current Income Tax Benefit	$750	$500	$1,250

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the future benefit of net operating loss carry forwards.

(4) INCOME TAXES (CONTINUED)

The company has remaining approximately $315,444 and $33,630 of available net operating loss carryforwards which may be used to reduce Federal and State taxable income expiring through the years 2024 and 2011, respectively.

The Company's deferred tax asset is comprised of the following:

Federal	$47,317
State	3,363
Valuation Allowance	(34,430)
Net Deferred Tax Asset	$16,250

No change in the valuation allowance was made for the year ended December 31, 2005.

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

(5) PROFIT SHARING PLAN

The company sponsors a qualified profit sharing plan that covers substantially all full time employees. Contributions to the plan are discretionary and determined annually by management. There were no contributions to the profit sharing plan in 2005.

The plan also provides an employee savings provision (401(k) plan) whereby eligible participating employees may elect to contribute up to 15% of their compensation to an investment trust. The Company contributes an amount equal to 5% of the participant's elective contribution, up to 5% of the participant's compensation. There were no contributions to the 401(k) plan in 2005.

(6) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to compute the net capital using the regular method of Rule 15c3-1. Also, the rules of the SEC which provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 must be followed. At December 31, 2005, the Company had net capital of $15,654 which was $10,654 in excess of its required net capital of $5,000.

Schedule I

BEDMINSTER FINANCIAL GROUP LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

NET CAPITAL		
Total stockholders' equity		$60,395
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses	$ 5,670	
Furniture, equipment and improvements	22,821	
Deferred tax asset	16,250	
Total Non-Allowable Assets		44,741
Net Capital Before Haircuts on Securities Positions		15,654
Haircuts on securities		-
Net Capital		$15,654
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses		$12,810
Due to clearing broker		15,086
Income taxes payable		700
Total aggregate indebtedness		$28,596

BEDMINSTER FINANCIAL GROUP LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONT'D)
FOR THE YEAR ENDED DECEMBER 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of total aggregate Indebtedness)	$ 1,906
Minimum dollar net capital requirement	5,000
Net Capital Requirement	5,000
Excess Net Capital	10,654
Ratio Aggregate Indebtedness to Net Capital	1.82 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in company's Part IIA (Unaudited) FOCUS Report	$21,949
Net audit adjustments for under accrual of accounts payable	(6,295)
Net capital reported herein	$15,654

Schedule II

BEDMINSTER FINANCIAL GROUP, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2005

Bedminster Financial Group, Ltd. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is Pershing, a BNY Securities Group Company.

INFORMATION RELATING TO POSSESSION

OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2005

Bedminster Financial Group, Ltd. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholders of
Bedminster Financial Group Ltd.
New Hope, Pennsylvania

In planning and performing my audit of the financial statements of Bedminster Financial Group Ltd. for the year ended December 31, 2005, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I made a study of the practices and procedures followed by the Company including tests of such practices and procedures followed by Bedminster Financial Group Ltd. that I considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. The Company introduces and forwards as a broker all transactions and accounts of customers to clearing brokers who carry such accounts on a fully disclosed basis; the Company handles no funds or securities of such customers. The Company effects transactions in securities for its own account through the clearing broker. Due to the nature of its business, the Company is exempt from rule 15c3-3 and various other SEC Rules and Regulations. Accordingly, I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. At December 31, 2005, the Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to my attention during my audit that indicated that such conditions had not been complied with during the year under review.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use and information of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 18, 2006